EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Nine Months Ended October 31,
	2010	2009

Net (loss)	$(1,157,748)	$(297,379)
Average shares outstanding	9,486,233	9,385,969
Stock options & purchase plan:
Total options & purchase plan shares	—	—
Assumed treasury stock buyback	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,486,233	9,385,969

Basic net ( loss ) per share of common stock	$(0.12)	$(0.03)

Diluted net ( loss ) per share of common stock	$(0.12)	$(0.03)